UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __ )*

Ironclad Performance Wear Corporation

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

463013102

(CUSIP Number)

Eduard Jaeger, Chief Executive Officer
c/o Ironclad Performance Wear Corporation
2201 Park Place, Suite 101
El Segundo, California 90245
(310) 643-7800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 9)

_____________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 463013102	Page 2 of 9 Pages

1		NAME OF REPORTING PERSON Eduard Jaeger
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) PF
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,238,096
	8	SHARED VOTING POWER 2,763,984
	9	SOLE DISPOSITIVE POWER 1,238,096
	10	SHARED DISPOSITIVE POWER 2,763,984
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,002,080
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%(1)
14		TYPE OF REPORTING PERSON (see Instructions) IN

(1) Based on a total of 35,389,504 shares of the issuer’s common stock issued and outstanding as of December 31, 2007.

CUSIP No. 463013102	Page 3 of 9 Pages

1		NAME OF REPORTING PERSON Ed and Kari Jaeger Family Trust dtd 7/19/2006
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) PF
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,763,984
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,763,984
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,763,984
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%(1)
14		TYPE OF REPORTING PERSON (see Instructions) OO

(1) Based on a total of 35,389,504 shares of the issuer’s common stock issued and outstanding as of December 31, 2007.

SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Ironclad Performance Wear Corporation, a Nevada corporation (the “Company”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which had its principal executive offices at 2201 Park Place, Suite 101, El Segundo, California 90245.

Item 2. Identity and Background.

(a)	This Statement is being filed jointly by Eduard Jaeger (“Jaeger”) and the Ed and Kari Jaeger Trust dtd 7/19/2006 (the “Trust”, together with Jaeger, the “Reporting Persons”).

(b)	The business address of the Reporting Persons is 2201 Park Place, Suite 101, El Segundo, California 90245.

(c)
The present principal occupation of Jeager is the President and Chief Executive Officer of the Company. The Trust is a revocable living trust, established for estate planning purposes, in which Jaeger and his spouse, Kari Jaeger, serve as Co-Trustees.

(d)	During the last five years, neither of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, neither of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Jaeger is a citizen of the United States. The Trust is a revocable living trust formed under the laws of the State of California.

Item 3. Source and Amount of Funds or Other Consideration.

On April 20, 2006, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Ironclad Performance Wear Corporation, a California corporation (“Ironclad California”), and Ironclad Merger Corporation, a California corporation and the Company’s wholly-owned subsidiary (“MergerCo”) pursuant to which the Company would acquire Ironclad California in a merger transaction wherein MergerCo would merge with and into Ironclad California, with Ironclad California being the surviving corporation (the “Merger”). On May 9, 2006 the Merger closed (the “Closing”) and Ironclad California became the Company’s wholly-owned subsidiary, and the Company changed its name to Ironclad Performance Wear Corporation. At the Effective Time of the Merger (as defined in the Merger Agreement), MergerCo was merged with and into Ironclad California, the separate existence of MergerCo ceased, and Ironclad California continued as the surviving corporation at the subsidiary level. The Company issued shares of its common stock to the stockholders of Ironclad California, one of which was Jaeger, in exchange for 100% ownership of Ironclad California. Additionally, the Company assumed options to purchase shares of common stock and warrants to purchase shares of common stock on the same terms and conditions as previously issued by Ironclad California. Jaeger was a founder of Ironclad California and acquired his shares of Ironclad California using personal funds.

On September 15, 2006, Jaeger gifted 2,758,984 shares of the Company’s common stock to the Trust.

On March 14, 2007, the Trust purchased 5,000 shares of the Company’s common stock in the open market at $0.57 per share. These shares were acquired using personal funds of the Trust.

On November 20, 2007, Jaeger received an option to purchase 103,900 shares of the Company’s common stock at $0.38 per share. Twenty-Five percent (25%) of the shares subject to the option shall vest on the first anniversary of the date of grant, and the remaining seventy-five percent (75%) of the shares subject to the option shall vest monthly over the next thirty-six (36) months thereafter, on the last day of each successive month.

Item 4. Purpose of Transaction.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

The shares of common stock to which this Schedule 13D relates are held by the Reporting Persons as an investment. The Reporting Persons disclaim any membership in a group relating to the Company.

Other than as described in this Schedule 13D, the Reporting Persons are not aware of any plans or proposals which would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Company's board of directors; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; any changes in Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

As of February 15, 2008, the Trust beneficially owned 2,763,984 shares of the Company’s common stock (the “Trust Shares”), or 7.8% of the shares of the Company’s common stock issued and outstanding as of December 31, 2007, based on 35,389,504 shares outstanding. The Trust has the sole power to vote and dispose of the Trust Shares.

As of February 15, 2008, Jaeger beneficially owned 4,002,080 shares of the Company’s common stock (the “Jaeger Shares”), or 10.9% of the shares of the Company’s common stock issued and outstanding as of December 31, 2007, based on 35,389,504 shares outstanding. The Jaeger Shares are comprised of (i) 1,238,096 shares underlying stock options issued to Jaeger and exercisable within 60 days of February 15, 2008 (the “Option Shares”), and (ii) the Trust Shares. Jaeger has the sole power to vote and dispose of the Option Shares. In addition, Jaeger is the Co-Trustee, along with Kari Jaeger (Jaeger’s spouse who is a citizen of the United States of America, with a principal business address of 2201 Park Place, Suite 101, El Segundo, California 90245), of the Trust. In such capacity, Jaeger shares the power to vote and dispose of the Trust Shares, and may be deemed to beneficially own the Trust Shares.

Transactions by the Reporting Persons in the Company’s common stock effected in the past 60 days are described in Item 3 above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

On February 15, 2008, the Reporting Persons entered in to a Joint Filing Agreement with respect to the joint filing on this Schedule 13D relating to the beneficial ownership of shares of Common Stock, a copy of which is filed as an exhibit hereto.

SCHEDULE 13D

Item 7. Material to be Filed as Exhibits.

Exhibit No.

1.	Agreement and Plan of Merger dated April 20, 2006, by and among Ironclad Performance Wear Corporation, Europa Trade Agency Ltd. and Ironclad Merger Corporation.(1)

2.	Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.

(1)	Incorporated by reference to the Company’s Quarterly Report on Form 10-QSB, filed with the Securities and Exchange Commission on May 12, 2006.

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: February 21, 2008	/s/ Eduard Jaeger
Eduard Jaeger

Ed and Kari Jaeger Trust dtd 7/19/2006

Dated: February 21, 2008	/s/ Eduard Jaeger
Eduard Jaeger, Co-Trustee